December 16, 2019

Ian Johnston
Chief Accounting Officer
Performant Financial Corp
333 North Canyons Parkway
Livermore, CA 94551

       Re: Performant Financial Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-35628

Dear Mr. Johnston:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K filed April 1, 2019

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Other Intangible Assets, page 32

1. Please tell us your consideration of disclosing the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements related to goodwill. In this regard tell us your consideration of disclosing the following information:

           The percentage by which fair value exceeded carrying value as of the date of the most recent test
           A description of the methods and key assumptions used and how the key assumptions were determined
           A discussion of the degree of uncertainty associated with the key assumptions. The
 Ian Johnston
Performant Financial Corp
December 16, 2019
Page 2
              discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
              A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         If goodwill is not at risk of future impairment, please provide us and consider disclosure of your rationale. Refer to Section V of "Interpretation: Commission's Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations" in Release No. 33-8350.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-
3202 with any questions.



FirstName LastNameIan Johnston                                  Sincerely,
Comapany NamePerformant Financial Corp
                                                                Division of
Corporation Finance
December 16, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName